FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February 14, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________

Name: Giancarlo Ferraris

Title: Head of Accounting

Date: February 14, 2002

SANPAOLO IMI

- **THE BOARD EXAMINES QUARTERLY RESULTS AT 31 DECEMBER 2001**
- **PURCHASE OF OWN SHARES IN MERGER WITH CARDINE**

* * *

THE BOARD EXAMINES QUARTERLY RESULTS AT 31 DECEMBER 2001

Consolidated net income of 1,203 million Euro (-2.3%) - The fourth quarter shows signs of operating recovery - A dividend of € 0.5, as last year, will be proposed to shareholders

Turin, 14 February 2002 - The first signs of operational recovery, following the serious deterioration in the external environment evidenced in the third quarter, allowed SANPAOLO IMI to conclude the year with a partial recovery of profitability. The Group in fact closed 2001 with a **consolidated net income** of 1,203 million Euro, down by 2.3% compared to the result recorded at the end of 2000 on a consistent basis. The Board of Directors, meeting today in Turin to examine the accounts of the Group at 31 December 2001, noted the above results.

These results, which are not however significantly different from those of the previous year, will allow the Board to confirm the pay out policy followed so far, proposing to the Shareholders' Meeting, on the occasion of approving the definitive results, the payment of a **dividend** of € 0.57, unchanged on 2000. At the average SANPAOLO IMI share price in the past six months the dividend yield would thus be around 4.8%.

Examining the consolidated figures at 31 December 2001 in greater detail, it should be noted that **net interest income** amounted at the end of the year to 2,786 million Euro, down by 3.1% compared to the same period in 2000, a reduction moreover influenced by factors not attributable to ordinary operational conditions, without which the reduction would have been contained to 1.5%. It is also useful to note, confirming the recovery signals above, that compared to the preceding quarter net interest income for the fourth quarter of 2001 shows a growth of 4%.

Direct customer deposits showed an particularly strong performance in the final part of the year: the flow in the fourth quarter of 2001, 4.9 billion Euro, brought the total amount to 108 billion Euro, with an increase from the beginning of the year of 3.7%. Customer financial assets are in total in excess of 306.6 billion Euro (+0.8%).

Group **net loans to customers**, excluding non-performing loans and loans to SGA, the company into which the doubtful loans of Banco di Napoli were transferred, were 94.3 billion Euro at the end of the year, presenting a fall in the 12 months of 0.7%.

The performance of **net interest and other banking income**, down in the 12 months by 4.9%, was above all influenced by lower commission income, falling by 8.7% to 2,605 million Euro. On the other hand, the flow in commissions in the final three months of the year, helped by the recovery in asset management, was 653 million Euro, up compared to the 623 million Euro recorded in the preceding quarter. This also had a positive impact on net interest and other banking income which between the third and fourth quarters recorded a growth of more than 12.3%.

In terms of operating volumes, after the difficulties of September, the amount of **assets under management** in the Group showed a reversal in trend, growing in the final quarter by 7.9 billion Euro: both the significant net inflow, 3.8 billion Euro, and a positive performance effect of 4.1 billion Euro helped by the recovery in equity markets contributed to this increase. At the end of 2001 the volumes of asset management amounted to 126 billion Euro; from the beginning of the year there was a reduction of 2.9 billion Euro (-2.2%) determined by a fall in value in the stock of 9.6 billion Euro in part balanced by a net inflow of 6.7 billion Euro. In this context, **life technical reserves** continued to grow during the year, representing one of the forms of investment preferred by customers; the net inflow from distribution networks, 4.4 billion Euro, took the amount at the end of 2001 to 18.8 billion Euro (+27.1%).

The actions in structural containment of costs launched in the first part of the year allowed the Group to record **administrative costs** in 2001 substantially in line with those of the preceding year (+0.8%). In particular personnel costs fell by 1.6%: not only the savings realised by Banco di Napoli following from the reduction in the number of employees and effects of the spin-off of the supplementary personnel pension fund, but also the greater flexibility in remuneration methods introduced by Group companies contributed to the reduction which allowed, against the reduction in revenues, the containment of the variable part of remuneration. Other administrative costs showed an increase of 6.4% compared to 2000 due above all to non-recurring charges taken by the Group in the final part of the year and determined by operations currently in course to achieve external growth as well as the completion of procedural measures and actions connected to the introduction of the Euro.

Provisions and net adjustments to loans and financial fixed assets amounted to 703 million Euro, with an increase of 10% against 2000. The flow in 2001 incorporates greater provisions for credit risks, prudently taken in view of the deterioration in the economic scenario and designed both to book specific positions to market values, among which Enron, and to reinforce the coverage of inherent risk in the performing loan portfolio. On the other hand, provisions for risks and charges were at normal levels, following the peak recorded in 2000 to cover the effects of the possible renegotiation of subsidised building mortgages. In particular for **Enron**, specific adjustments of approximately 50 million Euro were made, taking to 70% the coverage of non-guaranteed loans and making a prudent provision of 10% also against positions amply supported by real guarantees. Net non-guaranteed exposure is thus approximately 20 million Euro. Adjustments were also made to the shareholding portfolio and merchant banking investments for approximately 220 million Euro.

At the end of 2001 Group **net doubtful loans** recorded a reduction of 18.3% compared to 31 December 2000. In this context the **ratio of net non-performing loans/net loans to customers** fell in the 12 months from 1% to 0.9% and the relative percentage coverage, also taking account of tax writeoffs, was 76.2%. It should also be noted that **non-guaranteed loans to customers in countries subject to risk** fell from 106 million Euro to 33 million Euro; mainly following a return in positions to clients resident in Argentina which, in net terms, were substantially written off by the end of the year.

In relation to the above, Group **revenues before extraordinary items** amounted to 1,258 million Euro, down by 26% compared to 2000, while **extraordinary income** was 381 million Euro (-5.2%); extraordinary income includes in particular 228 million Euro attributable to the capital gain from the sale of 6.2% held by NHS in Montedison.

The **actions to reinforce competitive positioning** in the market realised by the SANPAOLO IMI Group in the fourth quarter of 2001 were:

- concentration on the integration project with Cardine Banca, expressed in the industrial integration plan setting out the principal strategic lines of the Group following the merger, the shareholding and organisational structure, as well as the profit and operational objectives for the four years 2002-2005;

- actions directed to external development, among which the collaboration arrangements with the French Group CDC - Caisse des Dépôts et Consignations and the launch of a Public Offer for the Slovenian Banka Koper should be noted;
- realisation of initiatives to strengthen and rationalise the structure of the Group, with the priority objective of reinforcing the management of the various business sectors and making it ever more efficient and incisive.

SANPAOLO IMI: PURCHASE OF OWN SHARES IN MERGER WITH CARDINE

As a consequence of the merger between SANPAOLO IMI and Cardine, the Group to be created from the merger will have much higher primary capital levels that regarded as optimal by market practice and the Regulatory Authorities.

Also in consideration of this aspect, last December, in the course of approving the integration project with Cardine, the Board of Directors of SANPAOLO IMI reserved the right to use its own shares for the exchange up to a maximum of 70 million. The Bank will thus launch, before the merger with the Emiliano-Veneto Bank, an appropriate programme to purchase own shares in the market.

Through this operation SANPAOLO IMI intends to optimise its capital structure, keeping capital ratios however in line with the best European standard and recent indications from Italian and international regulatory authorities. In particular, the Group aims to maintain a Tier 1 target ratio, net of preferred securities, of more than 6% and to reach progressively a Total target ratio of more than 10%. In this respect, a mandate has been given to the Managing Directors to open procedures with the US monetary authorities to seek status as a Financial Holding Company which, as is known, require a particularly strong capital structure.

This confirms the choices of active capital management similar to those made in recent years and which were expressed in the allocation of capital by business areas following the merger between Sanpaolo and IMI, the property spin-off in 1999, various securitisations and the financing of the acquisition of Banco di Napoli through the issue of Tier 2 and preferred securities.

Finally, it should be noted that the operation is destined to unwind in the exchange and in any case however leaves space for future further purchases of own shares by SANPAOLO IMI.

Giorgio Spriano	+39 011 555 2822
Anna Monticelli	+39 011 555 2526
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639
James Ball	+39 011 555 2546
Fax	+39 011 555 2989

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